Mail Stop 6010
Via Facsimile and U.S. Mail

June 27, 2006

Mr. John W. Hayden
President and Chief Executive Officer
The Midland Company
7000 Midland Boulevard
Amelia, Ohio 45102-2607

> **Re:** **The Midland Company**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 1-06026**

Dear Mr. Hayden:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management's Discussion and Analysis

Results of Operations, page 19

1. Your MD&A discussion in "underwriting results" omits quantification of the specific factors underlying the change in your underwriting results. Please provide a revised discussion in disclosure type format that quantifies the factors underlying the change in your underwriting results and in particular discusses the impact of your reinsurance activities and change in prior year reserve estimates for each period presented. Also, provide an expanded discussion and quantification of the historical and expected continuing impact on your operating results related to the following events or activities.

- Catastrophes in 2005 including "reinstatement premiums and other catastrophe related items."
- The 2001 exit from the commercial liability product line and related reserve deficiencies and reserve releases
- Reserve overstatements related to the motorcycle, excess and surplus and personal liability lines of business. Explain the degree to which these lines are "inherently less predictable" as compared to your traditional property coverage.
- Rate increases and corrective underwriting actions in the residential property and recreational casualty segments.
- The activities that produced such significant improvement in operating results for the "all other" segment in the periods 2003-2005.

2. Please expand your discussion, relating to the nature, purpose and effect on results of operations of ceded reinsurance transactions. In particular, explain the factors underlying the increase in ceded written premiums from $69.6 million in 2004 to $107.1 million in 2005. Provide this information in disclosure-type format.

Aggregate Contractual Obligations and Off Balance Sheet Arrangements, page 28

3. We were unable to locate the disclosure required by Item 303 (a) (4) of Regulation S-K relating to off-balance sheet arrangements. Please provide this information in disclosure- type format or state that no such arrangements exist.

Critical Accounting Policies

Insurance Policy Loss Reserves and Reinsurance Risks, page 35

We believe your disclosure regarding the estimation of insurance loss reserves could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand on a line of business basis 1) management's process for establishing the estimate, 2) the reasons for changes in the historical estimate, 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to the following comments.

4. You provide a general explanation of reserve methodologies but do not disclose the specific reserve methodologies for each of your major lines of business. As indicated in our prior comment letter dated June 7, 2004, we believe that investors' understanding of the judgments and uncertainties inherent in this

estimation process is particularly important. Please provide the following information by line of business in a disclosure-type format.

- Describe more specifically the methodologies used to determine the ultimate liability for each line of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Include an expanded discussion of "judgmental techniques" that you use when statistical data is insufficient or unavailable.

- Explain you process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate liability first and then reducing that amount by cumulative paid claims and case reserves but there may be other methods as well.

- We understand that you establish a "best estimate" for your insurance loss reserves, based on historical patterns and other assumptions. If multiple point estimates were generated to determine a "best estimate", describe the different values for these point estimates. Include a discussion of why one point estimate was selected over other point estimates.

- Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. You appear to have established such provisions in your motorcycle, excess and surplus and personal liability lines, which you describe as "inherently less predictable." So that investors can better understand the judgments and uncertainties in your loss reserving process, describe how you provide for these uncertainties in your reserve estimation process and quantify the related explicit and implicit provisions by line of business for each period presented.

- Describe the nature and frequency of your procedures for determining the adequacy of loss reserves. Indicate how these procedures differ between your interim and annual reserve verifications.

5. Please describe in disclosure-type format those key assumptions that materially affect your estimate of the reserve for loss and loss adjustment expenses.

   a. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

   b. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve, given the historical changes, current trends observed and/or other factors discussed in a. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

6. You indicate that original loss estimates for commercial liability insurance sold to manufactured housing park operators and dealers were not adequate and that subsequent reserve strengthening resulted in an overstatement of these reserves. Also, you state that reserves for the motorcycle, excess and surplus and personal liability lines of business were overestimated. The significant reserve releases in 2004 and 2005 appear to have been caused by these overstatements of prior year reserves. While you attribute these changes in loss development to specific product lines and events, you did not adequately discuss the variation between initial assumptions and actual experience, justify the timing of such changes in estimate, or explain how this recent experience has changed your expectation about the impact of emerging loss trends on future operating results. As indicated in our prior comment letter dated June 7, 2004, we believe that investors' understanding of the timing of changes to key assumptions to properly reflect emerging new trends in your loss experience is particularly important. Please provide an expanded discussion in disclosure-type format that includes quantification of the difference between your initial reserve assumptions and actual experience, the new events or information considered in revising your assumptions, such as internal and external trend data, and how you provided for the continuing impact of such experience trends in your reserve estimate for each year presented. Ensure your disclosure adequately justifies the timing of each change in estimate, such as why recognition occurred in the periods that it did and was not required in earlier periods.

7. You state "the likelihood that actual loss development patterns will differ significantly from past experience is low." However, in 2005 and 2004, the impact of changes in prior year reserve estimates on your operating results was material. Please explain this apparent inconsistency.

8. You disclose that a 1% increase in the 2005 loss and loss expense ratio would reduce income before taxes by $6.3 million. This disclosure does not appear to accomplish the objective of providing the "reasonably likely" variability in the most recent estimate, particularly for the motorcycle, excess and surplus lines and personal liability lines, which you describe as "inherently less predictable." Please provide expanded sensitivity analysis in disclosure-type format that quantifies the impact that "reasonably likely" changes in your key reserve assumptions would have on reported results, financial position and liquidity. Please include in your response an explanation of how you determined "reasonably likely." Please include a description of the relationship between your revised sensitivity analysis and the loss reserve range prepared by your external consulting actuaries, which was $134 million to $153 million at December 31, 2005.

9. Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance had on results of operations, cash flows and financial position for the periods presented. Also, discuss changes made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your future results of operations, cash flows and financial position. Describe and quantify any limitations in your ability to cede future losses on a basis consistent with historical results and the related impact on expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

10. Your reinsurance ceded activities appear to have a material impact on your results of operations, and your accounting for the related cost of reinsurance appears to require estimates. Please provide an expanded discussion in disclosure-type format of your accounting for reinsurance transactions. Include a description and quantification of the judgments and uncertainties surrounding estimates made in this process. Also, within your response, please provide the following information:

    • Describe the type of reinsurance (i.e. prospective or retrospective) and process for computing your cost of reinsurance, including the method used (e.g. interest or recovery method for retroactive contracts) and key assumptions in your calculation.
    • Clarify how cost of reinsurance is amortized and profit sharing and ceding commissions are earned.
    • Quantify the amount by which estimated gross losses on the 2005 hurricanes exceeded coverage provided under various reinsurance treaties.
    • Include a description and quantification of the additional reinsurance coverage purchased to cover emerging losses from the 2005 hurricanes. Explain how you computed the $.42 impact on 2006 earnings per share and clarify the extent to which you expect this adverse impact to continue beyond 2006.

11. While reinsurance recoverable increased from $45.5 million at December 31, 2004 to $83.2 million at December 31, 2005, you continue to believe that no allowance for uncollectible amounts is necessary. Please provide expanded discussion and quantification in disclosure-type format of your basis for this conclusion.

Notes to Consolidated Financial Statements

Note 11. Insurance Loss Reserves, page 57

12. Please explain in disclosure–type format the difference between total incurred losses and loss adjustment expenses shown in this table and the corresponding caption in the consolidated statements of income.

13. Please explain in disclosure–type format the difference between reinsurance recoverable shown in this table and the corresponding amounts shown on page 32.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Branch Accounting Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant